EXHIBIT (a)(1)(x)

Internal Communication

Safeway Stock Option Exchange

Replacement Grant

From:

Sent:	[ , 2005]

Re:	Safeway Stock Option Exchange Replacement Grant

Dear Safeway Employees:

Congratulations! Your replacement options (or replacement Rights) for those you elected to exchange under our Stock Option Exchange program have been granted. You must be an eligible employee on the replacement grant date in order to actually receive the options (or Rights).

On [                , 2005], your replacement options (or replacement Rights) were granted as follows:

Grant Date	Grant #	Replacement Options/Rights	Exercise/Base Price	Expiration Date	Vesting Schedule

Please also refer to the plan prospectus relating to the replacement options or replacement Rights for the terms and conditions of your options or Rights, as the case may be. You can obtain a copy of the prospectus by contacting Nicole Callender at (925) 226-5124 or send an email to Nicole.Callender@Safeway.com.

This is the only notification of the replacement option grant (or replacement Right grant) that you will receive. Please save this confirmation for future reference. Although every attempt has been made to ensure that this grant confirmation notice is accurate, the official stock documents will rule should there be any conflict between the information in this notice and the official document.